Salmedix, Inc.

9380 Judicial Drive, Suite 160

San Diego, CA 92121

May 12, 2005

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Salmedix, Inc.

Withdrawal of Registration Statement on Form S-1 (Registration No. 333-114777)

Ladies and Gentlemen:

Pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended, Salmedix, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of its Registration Statement on Form S-1 (Registration No. 333-114777), together with all exhibits and amendments thereto (the “Registration Statement”).

This request is made on the grounds that, based on current market conditions, the undersigned Registrant has determined that it is not advisable at this time to proceed with the proposed offering. Furthermore, the Registration Statement was never declared effective nor were any securities sold under it. Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

We appreciate your assistance and should you need any additional information, please feel free to contact Faye H. Russell of Latham & Watkins LLP at (858) 523-5483.

Respectfully submitted,

SALMEDIX, INC.

By:	/s/ David S. Kabakoff
David S. Kabakoff
President and Chief Executive Officer

cc:	Faye H. Russell, Esq.